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10032397

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2009 (MM/DD/YY) AND ENDING 8/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly + Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 Wachovia Tower
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol A. Pilleteri, FinOP — (205) 252-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Jolly, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Co., Inc., as of August 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 12, 2011
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOE JOLLY & COMPANY, INC.

Table of Contents


SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc. (Company), as of August 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of the Company, as of August 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Sellers Richardson Holman & West, LLP

October 20, 2010

CERTIFIED PUBLIC ACCOUNTANTS An Independently Owned Member of the RSM McGladrey Network ADVISORY | AUDIT | TAX
216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

JOE JOLLY & COMPANY, INC.

Statement of Financial Condition
August 31, 2010

Assets

Cash	$ 876,643
Receivables	
Broker and dealer	230,717
Muni syndicate profit	145,000
Employee advances	71,530
Interest	115,913
Note receivable—stockholder	1,000,000
Securities owned	5,286,464
Property and equipment, net	124,161
Deferred income taxes	46,942
Investments in oil and gas wells, not readily marketable	25,000
Cash value of life insurance	111,415
Other assets	15,650
Total assets	$ 8,049,435

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 16,848
Accrued commission expense	92,000
Accrued expenses and other liabilities	441,238
Deferred income taxes	95,179
	645,265
Stockholder's Equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	7,394,170
	7,404,170
Total liabilities and stockholder's equity	$ 8,049,435

See notes to statement of financial condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition

Security transactions and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2010, there were no cash equivalents.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

Description	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 10
Automotive	5 to 10
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2010:

Building	$ 52,048
Furniture and fixtures	203,176
Automotive	165,241
Leasehold improvements	6,082
Accumulated depreciation	(302,386)
	$ 124,161

Depreciation expense amounted to $55,770 for the year ended August 31, 2010.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

On January 1, 2009, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which is now included in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing

authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest, and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2010. The Company is not subject to examination by federal tax authorities for years prior to fiscal year 2006. The Company is subject to potential examination by other state tax authorities for all tax years since inception.

Net deferred tax assets and liabilities consist of the following components as of August 31, 2010:

Deferred tax assets:	
Impairment of investments in oil and gas wells	$ 32,675
Property and equipment	13,440
Charitable contribution carryforward	827
	$ 46,942
Deferred tax liabilities:	
Market value adjustment for securities owned—held for investment	$ 59,709
Depreciation related to investments in oil and gas wells	35,470
	$ 95,179

The provision for income taxes is as follows for the year ended August 31, 2010:

Current:	
Federal	$ (6,847)
State	(2,697)
Deferred:	
Federal	(16,534)
State	(4,573)
Total provision for income taxes	$ (30,651)

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2010, the Company charged $2,585 to advertising expense.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 20, 2010, which represents the date the financial statements were available for issuance.

Recently Issued Accounting Pronouncements

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which establishes the principles and requirements for recognizing and disclosing subsequent events under GAAP. ASC 855 incorporates the principles and accounting guidance that originated as auditing standards into the body of authoritative literature issued by the FASB, as well as prescribes disclosures regarding the date through which subsequent events have been evaluated. The adoption of ASC 855 did not impact the Company's financial position or results of operations.

In June 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended August 31, 2010. The adoption of ASC 105 did not impact the Company's financial position or results of operations.

In July 2006, the FASB issued FIN 48, which is now included in ASC 740. The Company adopted this new guidance for the year ended August 31, 2010. The adoption of ASC 740 did not have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances, and settlements in the reconciliation of fair value measurements classified as Level 3. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances, and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Company will include the disclosures as required by ASU 2010-06 in the notes to the Company's financial statements effective September 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Foundation's financial statements effective September 1, 2011. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2010, the Company had cash on deposit with the financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Broker and Dealer and Muni Syndicate Profit Receivables

Broker, dealer, and muni syndicate profit receivables represent amounts due for security transactions with a trade date before August 31, 2010. These receivables amounted to $230,717 and $145,000, respectively, for the year ended August 31, 2010.

Note 4. Securities Owned and Investments in Oil and Gas Wells, Not Readily Marketable

Dealer inventory and investment securities are carried at market value and consisted of the following as of August 31, 2010:

	Market Value	Cost
State and municipal obligations	$ 3,913,511	$ 3,740,916
Certificate of deposit	118,936	118,936
U.S government obligations and corporate bonds	1,254,017	1,194,242
	$ 5,286,464	$ 5,054,094

Investments in oil and gas wells are not readily marketable and are carried at their estimated recoverable cost.

Note 5. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at August 31, 2010.

Certificate of deposit: Valued at the exact runoff of principal, given its contractual maturity, discounted at the appropriate term rate.

U.S. government obligations and corporate bonds: Valued at the closing price reported on the active market on which the individual securities are traded.

State and municipal obligations: Value at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of August 31, 2010:

	Assets at Fair Value as of August 31, 2010			
	Level 1	Level 2	Level 3	Total
Certificate of deposit	$ -	$ 118,936	$ -	$ 118,936
State and municipal obligations	-	3,913,511	-	3,913,511
U.S. government obligations and corporate bonds	1,254,017	-	-	1,254,017
Total assets	$ 1,254,017	$ 4,032,447	$ -	$ 5,286,464

Note 6. Commitments

The Company leases various office facilities under operating leases expiring through November 2013. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

Year ending August 31,		
2011	$	87,077
2012		83,871
2013		83,871
2014		20,968
	$	275,787

Rental expense amounted to $90,519 in 2010.

Note 7. Profit Sharing Plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of Directors and are influenced by tax regulations. No contributions were made to the plan during 2010.

Note 8. Related Party Transactions

During 2010, the stockholder purchased eleven security issues from the Company for a total purchase price of $2,579,956. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from its stockholder. A loan agreement was entered into on November 12, 2002, in which the stockholder agreed to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, being originally due and payable in full on August 31, 2007. The note is secured by certain property owned by the stockholder. The note was renewed during the fiscal year ending August 31, 2007, for an additional period of 5 years as approved by the Board of Directors. Accrued interest only will be paid annually at a rate of 5 percent, beginning August 31, 2007, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2012. The balance of the note receivable as of August 31, 2010 is $1,000,000.

In addition, the Company maintains a split-dollar life insurance agreement with the stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash value of life insurance as of August 31, 2010 is $111,415.

Note 9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2010, the Company had net capital of $5,965,819, which was $5,865,819 in excess of the minimum of net capital required.

Note 10. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.



SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Joe Jolly & Company, Inc. (Company), as of and for the years ended August 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

October 20, 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2010

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 Wachovia Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.

President

Joe Jolly & Company, Inc.

420 North 20th Street, 2350 Wachovia Tower

Birmingham, Alabama 35203

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)